SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No. 10

Name of
Issuer:  GIBSON GREETINGS INC
         ____________________________________________________________________

Title of Class
of Securities:  Common Stock

CUSIP Number:   374827103


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:             10,200    See Exhibit A
 6)  Shared Voting Power:        2,550,349    See Exhibit A
 7)  Sole Dispositive Power:        10,200    See Exhibit A
 8)  Shared Dispositive Power:   2,550,349    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  2,560,549 See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  15.9See Exhibit A

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            GIBSON GREETINGS INC

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            2100 Section Road
            Cincinnati, OH  45237

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            374827103

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:           2,560,549  See Exhibit A

            (b) Percent of Class:   15.9   See Exhibit A

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or              10,200   See Exhibit A
                to direct the vote

                Shared power to vote or         2,550,349   See Exhibit A
                to direct the vote

                Sole power to dispose or           10,200   See Exhibit A
                to direct disposition

                Shared power to dispose         2,550,349   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            See Exhibit A

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is or was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any registered equity securities of the issuer.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Derek D. Burke
                  Director, Securities Law Compliance

             Date:   February 9, 1996

             As of:  December 31, 1995


                                   Exhibit A
                                   ---------

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
            ------------------------------------------------------
            The Prudential Insurance Company of America ("Prudential") presently holds 7,400 shares of Issuer's common stock for the benefit of its general account.

            In addition, Prudential may have direct or indirect voting and/or investment discretion over 2,553,149 shares which are held for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

            These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.